April 21, 2009
Johnathan C. Mathiesen
(617) 951-7467
johnathan.mathiesen@ropesgray.com
BY EDGAR AND FACSIMILE
Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, DC 20549
Attn: Mr. Michael L. Kosoff

Re:	Premier VIT (File Nos. 33-78944 and 811-08512)
Dear Mr. Kosoff:
     On February 20, 2009, Premier VIT (the “Trust”) filed Post-Effective Amendment No. 27 (the “Amendment”) to its registration statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) in connection with Trust’s annual update. On April 7, 2009, you provided us verbally with the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning Amendment, including the Prospectus and Statement of Additional Information for four series of the Trust (each a “Portfolio”). We respectfully submit this comment response letter on behalf of the Trust and have, for convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.
General
1.	Comment: Please confirm in your response that, although the Trust may not rely on the delivery procedures provided in Rule 14a-16 under the Securities Exchange Act of 1934 (the “1934 Act”), the Trust will post proxy materials on the Internet as required by that Rule.

Response: Although the Trust may not rely on the delivery procedures provided in Rule 14a-16 under the 1934 Act, the Trust will post proxy materials on the Internet to the extent required by that Rule.
Prospectus
2.	Comment: Please revise the disclosure in the Risk/Return Summary under “Principal Risks” to conform with Item 2(c)(1) of Form N-1A by identifying the risks that apply to each Portfolio and providing a short summary of each such risk in the Risk/Return Summary.

Response: The subsection captioned “Principal Risks” in the Risk/Return Summary has been revised to reflect the following changes (new language is underlined and deletions are struck through):
Each of the Portfolios is subject to the following principal risks:
•	Market Risk — Factors affecting the wider security markets also affect the value of portfolio holdings.

•	Issuer Risk — Factors specific to the issuers of individual securities affect the value of portfolio holdings.

•	Equity Securities Risk — The value of equity securities varies in response to actual or perceived changes in a company’s financial condition or prospects.

•	Liquidity Risk — The lack of an active market for investments may cause delay in disposition and/or force a sale below fair value.

•	Leveraging Risk — Instruments and transactions that constitute leverage also magnify gains or losses and increase volatility.

•	Credit Risk — An issuer of portfolio securities or a derivatives counterparty may default on obligations.

•	Management Risk — The decisions and techniques of portfolio managers may not have the intended result.

•	Turnover Risk — Asset turnover increases trading expenses and may have adverse tax effects.
The Mid Cap Portfolio and Small Cap Portfolio are also subject to the following principal risks:
•	Smaller Company Risk — Securities issued by smaller companies may be more volatile and present increased liquidity risk.

•	Initial Public Offering Risk — Companies offered in IPOs are typically smaller and lack operating history/experience.
The Managed Portfolio and Dividend Value Portfolio are also subject to the following principal risks:
•	Non-U.S. Investment Risk — Non-U.S. securities markets may be smaller, less liquid, less transparent and/or subject to less oversight than U.S. markets.

•	Emerging Markets Risk — Emerging markets are generally less developed and subject to increased volatility and less liquidity.

•	Currency Risk — Fluctuations in exchange rates may affect the value of portfolio securities denominated in foreign currencies.
The Managed Portfolio is also subject to the following principal risks:
•	High Yield Risk — Issuers of high yield securities are likely to have lower credit ratings and pose an especially high risk of default.

•	Asset Allocation Risk — Portfolio manager determinations about the risk or profitability of different asset classes may be wrong.

•	Derivatives Risk — Derivative instruments are subject to risks that are different from, and potentially greater than, the assets that underlie them, in part as a result of the complexity and limited liquidity associated with such instruments.

•	Fixed Income Risk — Fixed income securities may fall in value as interest rates increase and are also subject to credit risk.

•	Mortgage Risk — Mortgage-related and other asset-back securities are subject to increased volatility in rising interest rate environments and to the risk of early prepayment in periods of falling interest rates.

•	Municipal Bond Risk — The ability or willingness of an issuer to make payments could be affected by litigation, legislation or other political events.

•	Convertible Securities Risk — The value of a convertible security is subject to risk factors affecting both fixed income and equity securities.
The Mid Cap Portfolio is also subject to the following principal risk:
•	REIT Risk — REIT securities are subject to risks affecting the profitability of owning or operating real estate properties.
~~Additional~~ The principal risks associated with individual Portfolios are identified and described further below under “Principal Investment Strategies” and “Summary of Principal Risks.” It is possible to lose money on an investment in a Portfolio.
3.	Comment: In the “Investment Philosophy” section of the “Risk/Return Summary,” each sub-adviser’s description reiterates which Portfolios it sub-advises with the exception of Oppenheimer Capital LLC (“Oppenheimer Capital”). For consistency, please add disclosure to state which Portfolios Oppenheimer Capital sub-advises.

Response: Disclosure has been added to state that Oppenheimer Capital sub-advises the Mid Cap Portfolio and a portion of the Managed Portfolio.

4.	Comment: In the Average Annual Total Returns table, please add disclosure in a footnote to indicate that index returns reflect reinvestment of dividends on securities included in the index.

Response: The requested disclosure has been added.

5.	Comment: The Annual Fund Operating Expenses of each of the Portfolios do not include a column for Acquired Fund Fees and Expenses. Please confirm that Acquired Fund Fees and Expenses, if any, totaled less than 0.01% of average daily net assets for each Portfolio’s most recently completed fiscal year. See Instruction 3(f)(1) to Item 3 of Form N-1A.

Response: The Trust confirms that Acquired Fund Fees and Expenses of each Portfolio totaled less than 0.01% of average daily net assets over the most recently completed fiscal year.

6.	Comment: The principal investment strategies of the Mid Cap Portfolio, the Small Cap Portfolio and the Dividend Value Portfolio do not include the use of fixed income instruments. However, “Credit Risk” is cited as a principal risk of each of these Portfolios. The principal investment strategies and principal risks of each Portfolio should be consistent. Accordingly, please add fixed income securities into the principal investment strategies of the Portfolios, remove “Credit Risk” as a principal risk, or justify why these Portfolios may otherwise be subject to “Credit Risk.”

Response: Disclosure has been added under “Principal Investment Strategies” of the Mid Cap Portfolio, Small Cap Portfolio and Dividend Value Portfolio to state that such Portfolios may each utilize foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments. These Portfolios are therefore subject to Credit Risk (which, as stated under “Principal Risks” in the Prospectus, includes the risk that a counterparty to a derivatives contract is unable or unwilling to honor its obligations) as a principal risk.

7.	Comment: The principal investment strategies of the Managed Portfolio do not include the use of high-yield securities. However, “High Yield Risk” is cited as a principal risk of the Portfolio. The principal investment strategies and principal risks of the Portfolio should be consistent. Accordingly, please add high yield securities into the principal investment strategies of the portfolios or remove “High Yield Risk” as a principal risk.

Response: Disclosure has been added under “Principal Investment Strategies” of the Managed Portfolio to state that such Portfolio may invest in high yield securities.

8.	Comment: Please state the business experience, if any, during the past five years of the portfolio managers Christoph Hinkelmann and Frank Zhang.

Response: Disclosure regarding Messrs. Hinklemann and Zhang, including their experience during the past five years, has been revised in its entirety to read as follows:
Christoph Hinkelmann, Ph.D., is a Vice President at NACM. He joined the firm in 2006 and is a member of the Global Systematic Small to Mid Cap Team. Prior to joining Nicholas-Applegate, he was an Assistant Professor of Finance at Auburn University for five years, twice receiving the Finance Department’s Outstanding Teacher Award; he was also a visiting assistant professor at Texas A&M University, and provided research for the Federal Reserve Board of Governors. He received an award in 2005 from the Midwest Finance Association for Outstanding Paper in Derivatives. He earned his Ph.D. in finance, with a minor in accounting, from the University of Rochester, and a B.A. in mathematics and economics with High Distinction from the University of Virginia. He has eleven years of relevant experience.

X. Frank Zhang is a Vice President at NACM. He joined the firm in 2008 and is a member of the Global Systematic Small to Mid Cap Team. Prior to joining Nicholas-Applegate, Frank was an assistant professor of accounting at the Yale University School of Management since 2005. Prior to this, he was a research and teaching assistant at The University of Chicago, Graduate School of Business since 2000, and an associate in the accounting department for the Bank of China. He has written articles for publication in The Accounting Review, Journal of Accounting Research, Contemporary Accounting Research, and the Journal of Finance. He earned his Ph.D. and M.B.A. from The University of Chicago, Graduate School of Business; M.S. from Peking University, Guanghua School of Management; and B.S. from Nankai University. He has ten years of relevant experience.
9.	Comment: In the second paragraph of the section titled “Market Timing Policy,” please define the term “1940 Act.”

Response: The requested disclosure defining the term “1940 Act” has been added.

10.	Comment: Please add disclosure stating that the Trust’s efforts to prevent market timing activity, coupled with the difficulty in such activity, may have the effect of permitting some individuals to engage in such activity while preventing others from doing so.

Response: The following disclosure has been added to the end of the section titled “Market Timing Policy”:
Although the Fund and its service providers seek to use these methods to detect and prevent abusive trading activities, and although the Fund will consistently apply such methods, there can be no assurances that such activities can be detected, mitigated or eliminated in all instances. By their nature, insurance company variable accounts, in which purchase and sales of Portfolio shares by multiple contract holders are aggregated for submission to a Portfolio on a net basis, conceal the identity of the individual contract holders from the Portfolio. This makes it more difficult for a Portfolio to identify short-term transactions in the Portfolio. Although the Fund and its service providers may seek to review trading activity at the variable account level in order to identify abusive trading practices with respect to a Portfolio, there can be no assurance of success in this regard in all instances.
Statement of Additional Information (the “SAI”)
11.	Comment: In the section titled “Portfolio Managers” in the sub-section captioned “NFJ,” please add disclosure providing more detail as to the factors that determine the annual bonus amount for portfolio managers. See Item 15(b) of Form N-1A.

Response: Disclosure in the sub-section captioned “NFJ” in the section titled “Portfolio Managers” has been revised as follows (new language is underlined):

Each Portfolio Manager’s compensation consists of the following elements:
•	Base Salary. Each Portfolio Manager/analyst is paid a base salary. In setting the base salary, NFJ’s intention is to be competitive in light of the particular Portfolio Manager/analyst’s experience and responsibilities. Management of the firm evaluates competitive market compensation by reviewing compensation survey results of the investment industry conducted by an independent third party.

•	Annual Bonus or Profit Sharing. Portfolio Managers who are Managing Directors of NFJ participate in NFJ’s Non-Qualified Profit Sharing Plan. Other Portfolio Managers/analysts are eligible to receive an annual bonus which is tied to such Portfolio Manager/analyst’s successful job performance. Job performance success factors include, but may not be limited to, the individual’s leadership within the firm, and level of contribution to the firm’s overall financial results and profitability, but do not include the investment performance of the Portfolio(s) for which the individual is responsible.

•	Other Incentive Programs. Portfolio Managers/analysts may be eligible to participate in a non-qualified deferred compensation plan, which allows participating employees the tax benefits of deferring the receipt of a portion of their cash compensation. Portfolio Managers/analysts may also, from time to time, be granted specific deferred incentive awards. Portfolio Managers/analysts who are not Managing Directors are also eligible to participate in the firm’s Long Term Cash Bonus Plan. Each of the Managing Directors have also been awarded Allianz SE Restricted Stock Units which reflect changes in the value of Allianz SE stock. Grants of deferred incentive, Long Term Cash Bonus awards and Allianz SE Restricted Stock Units all vest over a period of time which NFJ believes helps align employee and firm interests.
12.	Comment: Please provide a list of all entities to which disclosures of portfolio securities are made before such information is publicly available. Indicate the purposes for which such disclosures are made, the frequency of such disclosures and the delay involved prior to public availability. See Item 11(f)(1).

Response: The following disclosure has been added to the section titled “Disclosure of Portfolio Holdings”:
The Portfolios have ongoing arrangements to make Confidential Portfolio Information available to the following Service Providers or Rating Agencies:

Name of Vendor	Type of Service	Frequency	Lag Time
Advent	Axys: portfolio accounting system. Moxy: trade order management system. Warehouse: data storage technology	daily	n/a

Advent Hub Data	Corporate actions	daily	n/a

Name of Vendor	Type of Service	Frequency	Lag Time
Bloomberg	Warehouse: data storage technology	daily	n/a

Compliance Tools	CTI Examiner — software used to monitor employee trading	varied	n/a

Electra Information Systems	Securities transaction and asset reconciliation system	daily	n/a

Ernst & Young LLP	Independent registered public accounting firm	varied	n/a

FactSet	Analytics and portfolio attribution	daily	n/a

Glass, Lewis & Co.	Proxy voting	daily	n/a

Global Link- FX Connect	Research, analytics and portfolio data integration and reporting	daily	n/a

IDS GmbH	Analysis and reporting services	daily	n/a

Infinity Information Systems (SalesLogix)	Client account tracking software	daily	n/a

Institutional Shareholder Services (ISS)	Proxy voting	daily	n/a

ITG Solutions Network (Plexus)	Trade execution analysis	daily	n/a

Latent Zero	Sentinel — software used to track client investment restrictions	daily	n/a

Latent Zero	Trade order management system	varied	n/a

PricewaterhouseCoopers LLP	Independent registered public accounting firm	varied	n/a

Ropes & Gray LLP	Legal counsel	varied	n/a

Russell Mellon	US equity indexes	monthly	n/a

Securities Class Action Services	Class action services	monthly	2 weeks

Simpson Thacher & Bartlett LLP	Legal counsel	varied	n/a

SS&C Technologies	Portfolio accounting services	daily	n/a

State Street Bank and Trust Co.	Custodial and accounting services	daily	n/a

Sungard	Trade data processing	daily	n/a

Thomson Financial (ILX)	ILX — quotation service and analysis	daily	n/a
13.	Comment: In Appendix A to the Statement of Additional Information, please provide additional information concerning the proxy voting policies of Nicholas-Applegate Capital Management LLC (“NACM”), including how voting decisions are generally made. If NACM defers to Glass-Lewis in its proxy vote decision-making, please describe the proxy voting policies of Glass-Lewis.

Response: The Trust confirms that NACM reserves the right to vote proxies on matters on a case-by-case basis, and that NACM therefore does not defer automatically to Glass-Lewis’s recommendations. The section “Description of Proxy Voting Policies” for NACM in Appendix A of the SAI has been revised in its entirety to read as follows:

NACM votes proxies on behalf of its clients pursuant to its written Proxy Policy Guidelines and Procedures (the “Proxy Guidelines”), unless a client requests otherwise. The Proxy Guidelines are designed to honor NACM’s fiduciary duties to its clients and protect and enhance its clients’ economic welfare and rights.
The Proxy Guidelines are established by a Proxy Committee consisting of executive, investment, sales, marketing, compliance and operations personnel. The Proxy Guidelines reflect NACM’s normal voting positions on specific corporate actions, including but not limited to those relating to social and corporate responsibility issues, stock option plans and other management compensation issues, changes to a portfolio company’s capital structure and corporate governance. For example, NACM generally votes for proposals to declassify boards and generally supports proposals that remove restrictions on shareholders’ ability to call special meetings independently of management. Some issues will require a case-by-case analysis.
The Proxy Guidelines largely follow the recommendations of Glass, Lewis & Co. LLC (“Glass Lewis”), an investment research and proxy advisory firm. The Proxy Guidelines may not apply to every situation and NACM may vote differently than specified by the Proxy Guidelines and/or contrary to Glass Lewis’ recommendation if NACM reasonably determines that to do so is in its clients’ best interest. Any variance from the Proxy Guidelines is documented.
In the case of a potential conflict of interest, NACM’s Proxy Committee will be responsible for reviewing the potential conflict and will have the final decision as to how the relevant proxy should be voted.
NACM advisory clients may participate in securities lending programs. Under most securities lending arrangements, securities on loan may not be voted by the lender unless the loan is recalled prior to the record date for the vote. NACM will request that clients notify NACM in writing if the client has decided to participate in a securities lending program. If a client has decided to participate in a securities lending program, NACM will generally not attempt to seek recalls solely for the purpose of voting routine proxies as this could impact the returns received from securities lending and make the client a less desirable lender in a marketplace. If the client who participates in a securities lending program requests, NACM will use reasonable efforts to request the client recall the loaned securities for voting if NACM has knowledge that the proxy involves a material event (as determined by NACM) effecting the loaned securities in time to recall and vote the loaned securities.
The ability to timely recall shares for proxy voting purposes is not within the control of NACM and requires the cooperation of the client and its other service providers. Under certain circumstances, the recall of shares in time to be voted may not be possible due to applicable proxy voting record dates, the timing of receipt of information and administrative considerations. Accordingly, efforts to recall loaned securities are not always effective and there can be no guarantee that any such securities can be retrieved in a timely manner for purposes of voting the securities.
Under certain circumstances, NACM may in its reasonable discretion refrain from voting clients’ proxies due to cost or other factors.
* * * * *
     As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
* * * * *
     Please do not hesitate to call me (at 617-951-7467) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Sincerely yours,
/s/ Johnathan C. Mathiesen
Johnathan C. Mathiesen

cc:	Thomas J. Fuccillo, Esq. Wayne Miao, Esq. Richard J. Lavery David C. Sullivan, Esq. George B. Raine, Esq.